

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Diane R. Garrett, Ph.D.
President and Chief Executive Officer
Hycroft Mining Holding Corporation
8181 E. Tufts Avenue, Suite 510
Denver, Colorado 80237

> **Re: Hycroft Mining Holding Corporation**
> **Registration Statement on Form S-3**
> **File No. 333-257567**
> **Filed June 30, 2021**

Dear Ms. Garrett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David S. Stone, Esq.